

May 24, 2013

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE:** **China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated April 25, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Assets held for sale, page 35

1. As previously requested in comment 3 from our letter dated January 15, 2013, as it relates to your Tsining JunJing Garden property, in your amended filing please disclose that based on the RMB 2.9 million of net cash receipts in 2011, it will take you over 25 years to recover the RMB 74 million carrying value of the asset.

Cash Flow Discussion, page 40

2. In response to comment 10 from our letter dated January 15, 2013, you discussed the change in the ratio of receivables to sales but you don't quantify the ratio for each period. Without the actual ratios investors will not be able to adequately understand your analysis

nor assess materiality of the change in your receivables. In the amended filing please disclose the ratio of receivables to sales for each period.

Liquidity and Capital Resources, page 41

3. As previously requested in comment 13 from our letter dated January 15, 2013, in the amended filings please quantify your expected sources and uses of cash for the succeeding 12 months. Please specifically address the trend of decreasing operating cash flows and the expected impact on your ability to meet your 2013 financial obligations. Disclose also how much additional debt you can incur without violating any of your debt covenants. Further, please tell us how much cash you borrowed between December 15, 2012 and December 31, 2012. Tell us also how much debt you repaid between January 1 2013 and January 15, 2013. We may have further comment.

Consolidated Statements of Cash Flows, page 49

4. We have read your response to comment 4 from our letter dated March 8, 2013. You state that you are unable to classify the interest portion of payments made to Prax as an operating activity because you are unable to separate the interest portion from principle payments. Please note that the interest portion is the amount accrued as interest cost each period. See the guidance in ASC 480-10-55-14 and please revise the Statements of Cash Flows. See also the disclosures required by ASC 250-10-50-7.

5. Please revise your financial statement footnote disclosures to include the debt maturity table required by ASC 470-10-50-1. If all of your debt is due within one year then that fact should be clearly disclosed.

Note 8 — Intangible Assets, page 62

6. As previously requested in comment 1 from our letter dated March 8, 2013, in the amended filing please clarify and quantify the material components of the work in process and/or completed pursuant to the Exclusive Right Agreement. Please also address the reasons why any work included in the Exclusive Right Agreement has not begun and your expectation of when such work may start.

7. As previously requested in comment 2 from our letter dated March 8, 2013, please expand your MD&A critical accounting policy disclosure in the amended filing to quantify the material assumptions supporting your amortization policy for your development right intangible asset. Specifically address the fact that a substantial portion of the 487 acres are not expected to be fully developed until after the 2016 contract expiration date. For each period presented, quantify the numerator and denominator profit assumptions that support the amortization expense recognized in each period including those periods where the expense was zero so investors can understand why no amortization was recognized. See Section 501.14 of the Financial Reporting Codification.

Note 12 – Loans Payable, page 63

8. As previously requested in comment 12 from our letter dated January 15, 2013, please disclose in the amended filing the business purpose for your restricted cash arrangements. Specifically explain in the filing the facts and circumstances that cause the banks to impose the restrictions described as "the second type of restricted cash" on page 54.

Note 14 – Mandatorily redeemable non-controlling interests in Subsidiaries, page 66

9. We have read your response to comment 3 from our letter dated March 8, 2013. You state that since you started expenditures and activities even before the project land use right was obtained and you have continuously developed all phases of the Puhua project, the interest capitalization period began as soon as borrowing occurred and interest was incurred. Based on your disclosure on page 15, Phase One of Four is complete so please tell us whether you have stopped capitalizing interest related to Phase One. If not, please explain how you continue to meet the conditions of ASC 835-20-25-3.

10. We have read your response dated April 25, 2013 to our prior comment number 5 and are unable to conclude that your application of a 45% discount rate conforms to the relevant accounting guidance. Your fact pattern is consistent with the example cited in ASC 480-10-55-14 given that the stock redemption terms negotiated in the May 2010 Amended Shareholders' Agreement with Prax constitute a physically settled forward purchase contract under which you were obligated to pay a fixed $89 million forward contract price in three equivalent payments over a 31 month period. The $89 million forward price is assumed to be the market price given that no cash consideration was exchanged at inception of the Amended Agreement. We understand that Prax maintained custody of the shares until payment was received and continued to exercise all of the rights attached to those shares until each payment was made, at which time a pro rata portion of the shares was surrendered. In estimating the fair value (present value) of the liability at inception, ASC 820-10-35-16C requires that, "In all instances, the reporting entity shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs." ASC 820-10-55-57, consistent with ASC 835-30-25-12, specifically identifies the entity's borrowing rate as an observable input when calculating the present value of a liability. As previously observed, your 2009 10-K reports that you negotiated a 10% interest rate on guarantee obligations payable to Prax and that you incurred a 6.6% average interest rate on secured borrowings. Your March 31, 2010 10-Q reports that you borrowed $30 million in the quarter with rates ranging from prime to 10%. There are no objectively reliable observable inputs that support the 45% discount rate or the resulting conclusion that Prax would have agreed to sell their stock for a $43m payment at contract inception. Moreover, the credit enhancements included in the stock redemption terms support a downward adjustment to these rates because they are observable inputs which must be considered pursuant to ASC 820-10-35-18. As previously noted, the fact that Prax is not required to surrender any assets until they have cash-in-hand creates a significantly lower degree of credit risk for a market participant than transactions like your contemporaneous borrowing arrangements where the counter-party absorbs the risk

that their loans to you will not be repaid. So, it continues to appear that a discount rate approximating the risk-free rate is the appropriate measure to use in recognizing the fair value of the liability. This conclusion is consistent with accepted valuation models for forward contracts including the guidance in the Derivatives and Hedging Training Manual published by the FASB. It appears that the incremental impact of using a 45% rate has enabled you to overstate your total assets and equity by approximately $40 million, which is 28% of your December 31, 2012 total equity. Please revise your accounting for this transaction.

Restatement

11. We remind you that when you file your amended 2012 Form 10-K and Forms 10-Q, you should appropriately consider the following:

- any explanatory paragraph in a reissued audit opinion;
- a full update to all affected portions of the document, including MD&A;
- updated Item 9A. disclosures should include the following:
  - a discussion of any restatement and the facts and circumstances surrounding it,
  - how any restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature with reference to Items 307 and 308(c) of Regulation S-K;
- include updated certifications.

12. Please file an Item 4.02 Form 8-K to report that your previously issued financial statements should no longer be relied upon because of an error. Refer to Item 4.02 of Form 8-K for the required disclosures and guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief